U.S. SECURITIES & EXCHANGE COMMISSION

               WASHINGTON, D.C. 20549

                    FORM 12B-25
     NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                        [0-20848]

                                        CUSIP NUMBER
                                        [91359C 307]

[x]Form 10-K and Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K
[ ] Form 10-Q and 10-QSB [ ]Form N-SAR

     For Period Ended: April 27, 1996
____________________________________________________________


Part I-Registrant Information
____________________________________________________________


Universal Heights, Inc.
19589 N.E. 10th Avenue
Miami, Fl 33179
____________________________________________________________


Part II-Rules 12b-25 (b) and (c)
____________________________________________________________


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense: [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [x]

     (c) The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.
____________________________________________________________


Part III-Narrative
____________________________________________________________


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The registrant has a new principal accounting officer and the Company has made a number of acquisitions during the year. The combination has caused delays.





____________________________________________________________


Part IV-Other Information
____________________________________________________________


(1) Name and telephone number of person to contact in regard to this notification:

Bradley I. Meier         305-653-4274

(2) Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or
section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                    [x]Yes    [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [ ]Yes    [x]No

               Universal Heights, Inc.

has caused this notification to be signed on its behalf by
the undersigned thereunto duly authorized.
Date: July 25,1996            By: Bradley I. Meier